Exhibit 99




Contact:     Kenneth R. Meyers, Senior Vice President - Finance
             United States Cellular Corporation
             (773) 399-8900  Chicago

FOR RELEASE: IMMEDIATE

                 UNITED STATES CELLULAR FILES SHELF REGISTRATION
                       FOR $400 MILLION OF DEBT SECURITIES

July 31, 1997,  Chicago,  Illinois - United States Cellular  Corporation  [AMEX:
USM] announced today that it has filed a shelf registration statement with the Securities and Exchange Commission ("SEC") covering $400 million of debt securities. USM is registering the debt securities to enhance its financial flexibility and to position itself to be able to capitalize on attractive financing opportunities as they may become available in the marketplace. Any specific offering under the shelf registration statement may be made in one or more series and in amounts, at prices and on terms to be determined at the time of any such sale.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Based in Chicago, USM manages and invests in cellular systems throughout the United States. As of June 30, 1997, USM managed operational systems serving 141 markets.

USM Internet Home Page:
http://www.uscc.com




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